SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------




                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)


                              MP VALUE FUND 4, L.P.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                                MORAGA GOLD, LLC
                              JDF & ASSOCIATES, LLC
                                   STEVEN GOLD
                                 C. E. PATTERSON
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)




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CUSIP NO.   None                        14D-1               Page 2 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MP VALUE FUND 4, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                          (a)      __
                                                          (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                     0.18%


10. Type of Reporting Person (See Instructions)

                     PN


fjs1-fjs14d1

CUSIP NO.   None                     14D-1                  Page 3 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                 (a)      __
                                                                 (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                          --

6.  Citizenship or Place of Organization

            Florida

7.  Aggregate Amount Beneficially Owned by Each Reporting Person          30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                          --

9.  Percent of Class Represented by Amount in Row (7)                     0.18%


10. Type of Reporting Person (See Instructions)

                     PN


fjs1-fjs14d1

CUSIP NO.   None                     14D-1                   Page 4 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MORAGA GOLD, LLC

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                          (a)      __
                                                          (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person      30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                      --

9.  Percent of Class Represented by Amount in Row (7)                 0.18%


10. Type of Reporting Person (See Instructions)

                     OO



fjs1-fjs14d1

CUSIP NO.   None                 14D-1                      Page 5 of ___ Pages


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            JDF & ASSOCIATES, LLC

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            Texas

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                       0%


10. Type of Reporting Person (See Instructions)

                     OO



fjs1-fjs14d1

CUSIP NO.   None                   14D-1                   Page 6  of ___ Pages
            -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

           STEVEN GOLD

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.  SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.  Citizenship or Place of Organization

           California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                           --

9.  Percent of Class Represented by Amount in Row (7)                      0%


10. Type of Reporting Person (See Instructions)

                     IN


fjs1-fjs14d1

CUSIP NO.   None                     14D-1                  Page 7 of ___ Pages
            -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            C. E. PATTERSON

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                    0.18%


10. Type of Reporting Person (See Instructions)

                     IN


fjs1-fjs14d1

Item 1.      Security and Subject Company.

     (a) This Schedule relates to limited partnership interests (the "Units") of FJS Properties Fund I, L.P. (the "Issuer"), the subject company, and the offer by MP Value Fund 4, L.P., Accelerated High Yield Institutional Fund I, L.P., Moraga Gold, LLC, JDF & Associates, LLC and Steven Gold (together the "Purchasers"), to purchase up to 8,266 Units for cash at a price equal to $75 per Unit less the amount of any distributions made or declared with respect to the Units between November 14, 1997 and December 15, 1997, or such later date to which the Purchasers may extend the offer. The offer is hereby extended to December 31, 1997. The offer otherwise remains subject to all the terms and conditions set forth in the Offer to Purchase dated November 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 11.     Material to be Filed as Exhibits.

             (a)(5)  Press release dated December 12, 1997.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       December 12, 1997


MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C.E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold


JDF & ASSOCIATES, LLC

             By: /s/ J. David Frantz
                 J. David Frantz, Manager


/s/ Steven Gold
Steven Gold


/s/ C.E. Patterson
C. E. Patterson

fjs1-fjs14d1
                                       10

                                  EXHIBIT INDEX


Exhibit              Description                                        Page

(a)(5)       Press Release dated December 12, 1997






fjs1-fjs14d1
                                       11

                                 Exhibit (a)(5)

fjs1-fjs14d1

                                                       PRESS RELEASE
                                                       FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  510-631-9100

December 12, 1997

     Offer for Units of Limited Partnership Interest of FJS Properties Fund I, L.P., extended through December 31, 1997.

     MP Value Fund 4, L.P., Accelerated High Yield Institutional Fund I, L.P., Moraga Gold, LLC, JDF & Associates, LLC and Steven Gold (the "Bidders") have extended the expiration date of their tender offer for Units of limited partnership interest of FJS Properties Fund I, L.P. The offer was originally set to expire on December 15, 1997, and has been extended through December 31, 1997. The bidders have offered to purchase up to 8,266 of the Units.

     As of December 12, 1997, approximately 528 Units had been tendered to the bidders by security holders and not withdrawn.

     For further information, contact Christine Simpson at the above telephone number.